UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited
(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On December 10, 2025, Mingzhu Logistics Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company”) received notification from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that its securities will be delisted from the Nasdaq Capital Market and trading thereof will be suspended at the open of trading on December 12, 2025. The determination to delist the Company’s securities was a result of the Company’s violation of Nasdaq Listing Rules 5550(a)(2), the “Bid Price” Rule.

As disclosed previously, on October 20, 2025, the Company received a letter from Nasdaq notifying the Company that the Nasdaq staff has determined to delist the Company’s ordinary shares from The Nasdaq Capital Market (the “Delisting Determination”), because the bid price of the Company’s listed securities has closed at less than $1 per share over the previous 30 consecutive business days, and therefore it no longer complies with the Nasdaq Listing Rule 5550(a)(2). Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Rule. However, as disclosed on May 21, 2025, the Nasdaq Listing Qualifications Panel has imposed on the Company a Discretionary Panel Monitor under Listing Rule 5815(d)(4)(A) for a period of one year since May 20, 2025, and the Company will not be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3) if the Company fails any listing standard during the one-year monitoring period. Rather, the Company will be subject to delisting determination promptly. The Company has until October 27, 2025 to request an appeal of the Delisting Determination to the hearing panel (the “Hearings Panel”). The Company requested such hearing to appeal the Delisting Determination on October 29, 2025. At a hearing before the Hearings Panel on December 9, 2025, the Company presented a plan to regain and maintain compliance with the Bid Price Rule predicated, inter alia, on reverse share split to regain compliance with the Bid Price Rule. The Hearings Panel determined to deny the request of the Company to continue its listing on Nasdaq on December 12, 2025.

The Company has 15 days after the date of the Hearings Panel’s decision to request that the Nasdaq Listing and Hearing Review Council (the “Council”) review the decision, or the Council may, on its own motion, determine to review the Hearings Panel’s decision within 45 calendar days after issuance of the written decision. Unless the Company submits a timely request for the Council’s review of the Hearings Panel’s delisting determination, the Company expects that a Form 25 will be filed with the U.S. Securities and Exchange Commission (the “SEC”), which would remove the Company’s securities from listing and registration on Nasdaq. The Company has determined it will request an appeal of the delisting determination by the Council. Requesting such a review will stay the filing of the Form 25 pending the Council’s review, but will not stay the suspension of trading in the Company’s shares on Nasdaq. There can be no assurance that the Council will grant the Company’s request for continued listing on Nasdaq.

As a result of the suspension in trading and delisting, there may be a very limited market in which the Company’s shares are traded. The Company expects to have its securities quoted in the Over-the-Counter market under the same symbols although the Company’s shareholders may find it difficult to sell their shares of the Company and the trading price of the Company’s securities, if any, may be adversely affected.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties, including all the risk factors detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

This report is incorporated by reference into each of (i) the registration statements on Form F-3, as amended (File No. 333-267839 and File No. 333-287552), filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
99.1	Press Release dated December 11, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

By:	/s/ Junfei Yang
Name:	Junfei Yang
Title:	Chief Financial Officer

Date: December 11, 2025

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